[redacted]

09042774

n.a. 12/2

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

NOV 23 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Orion Trading, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8615 Commodity Circle, Suite #3
(No. and Street)

Orlando (City) Florida (State) 32819 (Zip Code)

LISA M. HAGH
Notary Public - State of Florida
My Comm. Expires
Commission # DD 873334
Bonded Through National Notary Assn.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Zurita (407) 363-0100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Michael Zurita, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orion Trading, LLC, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LISA M. HAUK
Notary Public - State of Florida
My Comm. Expires Jul 19, 2013
Commission # DD 873534
Bonded Through National Notary Assn.

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Members
Orion Trading, LLC
Orlando, Florida

We have audited the accompanying statement of financial condition of Orion Trading, LLC, as of June 30, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Trading, LLC as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of June 30, 2009, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

August 26, 2009

ORION TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash	$	94,783
Commissions receivable		88,288
Other assets		4,042
Deposit with clearing broker		36,000
	$	223,113

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	35,232
Commissions payable		149,763
		184,995
Members' equity		38,118
	$	223,113

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2009

Revenues:	
Commissions	$ 509,952
Other income	33,817
	543,769
Expenses:	
Clearing fees	106,090
Commission expense	252,747
Rent	36,926
Professional fees	70,114
Licenses and registrations	14,674
Telephone and communications	12,054
Other operating expenses	89,117
	581,722
Net loss	$ (37,953)

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2009

Members' equity at beginning of year	$	9,814
Capital contributions		66,257
Net loss		(37,953)
Members' equity at end of year	$	38,118

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2009

Cash flows from operating activities:	
Net loss	$ (37,953)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in commissions receivable	(86,267)
Increase in other assets	(217)
Increase in deposit with clearing broker	(8,000)
Increase in accounts payable	9,014
Increase in commissions payable	149,763
Total adjustments	64,293
Net cash provided by operating activities	26,340
Cash flows from financing activities:	
Capital contributions and net cash provided by financing activities	66,257
Net increase in cash	92,597
Cash, beginning of year	2,186
Cash, end of year	$ 94,783

See notes to financial statements.

ORION TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2009

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Orion Trading, LLC (the "Company") was organized in the State of California on November 9, 2000 by contributing all the shares of Orion Trading, Inc. for membership interests. The Company was purchased by its current owners in April 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulation Authority ("FINRA", formerly the NASD). Being an LLC, the liability of the Company's members is limited to contributed capital.

The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenues of the Company are derived primarily from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Income taxes:

The Company, a limited liability company ("LLC"), is taxed as a partnership under the Internal Revenue Code and a similar state statue. In lieu of incomes taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800, a California LLC fee based on gross revenue.

Fair value of financial instruments:

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

1. Nature of operations and summary of significant accounting policies - continued:

Advertising:

Costs of advertising are expensed as incurred. Advertising expense for the year ended June 30, 2009 was $20.

Subsequent events:

The Company has evaluated subsequent events through August 26, 2009, which represents the date the financial statements were issued.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2009, the Company had excess net capital of $21,743 and a net capital ratio of 5.43 to 1.

3. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at June 30, 2009.

4. Credit risk:

Cash is maintained in a high quality financial institution. Cash balances, at times, may exceed federally insured limits.

Additionally, a deposit is maintained by the Company's clearing agent. Such amount, totaling $37,000, is not covered by federal depositor's insurance at June 30, 2009.

5. Leases:

The Company entered into a lease for its office space under a thirty-eight month operating lease expiring in December 2011. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for sales tax and property taxes. There is an option to purchase the office space by January 2011. The monthly rental expense for this lease is approximately $2,600 for the year ended June 30, 2009.

5. Leases - continued:

Rent expense for the year ended June 30, 2009, was $36,926. Future net minimum lease payments are as follows:

Year ending June 30,	
2010	32,204
2011	33,493
2012	17,190
	$ 82,887

6. Contingency:

The Company was named a defendant in an arbitration proceeding claiming alleged sales practice violations. The discovery stage is complete and the arbitration hearing is set for December 2009. At this stage of the claim, an estimate can not be made on any potential liability that the Company may be subject to. Therefore, there is no accrued liability recorded in the accompanying statement of financial condition as of June 30, 2009.

7. Supplemental disclosures of cash flow information:

During the year ended June 30, 2009, cash was paid for:

Interest	$ -
Income taxes	$ -

ORION TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2009

Net capital	
Total members' equity	$ 38,118
Deductions:	
Non-allowable assets:	
Other assets	(4,042)
Net capital	$ 34,076

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2009)	
Net capital, as reported in Company's Part II FOCUS report	$ 30,032
Adjustments:	
Duplication of other assets as non-allowable assets	4,042
Rounding	2
	$ 34,076

See auditor's report.

ORION TRADING, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2009

Accounts payable	$ 35,232
Commissions payable	149,763
Aggregate indebtedness	$ 184,995
Ratio of aggregate indebtedness to net capital	5.43 to 1

See auditor's report.

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Members
Orion Trading, LLC
Orlando, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Orion Trading, LLC (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

August 26, 2009

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Members
Orion Trading, LLC
Orlando, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2009, which were agreed to by Orion Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Orion Trading, LLC's compliance with Rule 17a-5(e)(4). Orion Trading, LLC's management is responsible for Orion Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments with respective cash disbursements records entries noting no exceptions.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2009 with the amounts reported in the Transitional Assessment Reconciliation ("Form SIPC-7T") for the year ended June 30, 2009. It should be noted that on Form X-17A-5, commissions paid to other broker-dealers consisted of commission expense incurred for Orion Trading, LLC's brokers, while the commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions on Form SIPC-7T consisted of clearing fees incurred from Orion Trading, LLC's clearing firm. We agreed the clearing fees to the respective clearing statements noting no exceptions. It should also be noted that there were additional clearing fees on Form SIPC-7T that were not on Form X-17A-5 because Orion Trading, LLC was unaware of these fees at the time the Form X-17A-5 was filed. These additional fees were reported on a subsequent Form X-17A-5.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no exceptions.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no exceptions.

5. We compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

October 20, 2009

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

SEC Mail Processing
Section

NOV 23 2009

Washington, DC
110

November 20, 2009

To Whom It May Concern:

On October 7, 2009, FINRA sent a letter to Orion Trading, LLC stating that the June 30, 2009 audit was deficient due to the failure to include a copy of the SIPC Supplemental Report as required pursuant to SEC Rule 17a-5(e)(4).

Enclosed is a copy of the revised audited financial statements with a copy of the SIPC Supplemental Report and a new Form X-17A-5 Part III Facing Page.

Please feel free to contact me with any further questions you may have.

Sincerely,

CARR, RIGGS & INGRAM, LLC

Jennifer Christensen

Jennifer Christensen, CPA
Partner

#70-00881

Financial Statements

Orion Trading, LLC

June 30, 2009